EXHIBIT 99.1

FirstService Reports Strong Fourth Quarter and Full Year Results

Record Revenues Exceed $2.2 Billion for the Year

Colliers International Finishes With Strong Growth in Revenues and Profits

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2011	2010	2011	2010

Revenues (millions)	$594.9	$552.1	$2,224.2	$1,986.3
Adjusted EBITDA (millions) (note 1)	44.5	37.0	161.6	147.3
Adjusted EPS (note 2)	0.52	0.37	1.81	1.61

TORONTO, Feb. 15, 2012 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV); preferred shares - (TSX:FSV.PR.U) today reported results for its fourth quarter and year ended December 31, 2011. All amounts are in US dollars.

Revenues for the fourth quarter were $594.9 million, an 8% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $44.5 million, up 20% from $37.0 million and Adjusted EPS (note 2) was $0.52, up 41% from $0.37 reported in the prior year quarter. GAAP EPS was $2.01 per share in the quarter, compared to a loss of $0.12 for the same quarter a year ago. The increase in GAAP EPS was significantly impacted by the reversal of a deferred income tax valuation allowance amounting to $1.80 per share; excluding this, GAAP EPS would have been $0.21.

For the year ended December 31, 2011, revenues were $2.22 billion, a 12% increase relative to the prior year, while Adjusted EBITDA was $161.6 million, up 10%, and Adjusted EPS was $1.81, up 12%. GAAP EPS from continuing operations for the year was $2.03, compared to a $0.11 in the prior year. The increase in GAAP EPS was significantly impacted by the reversal of a deferred income tax valuation allowance amounting to $1.46 per share; excluding this, GAAP EPS would have been $0.57.

"2011 was another year of solid growth in revenues and profits, with revenues finishing at a record $2.2 billion," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "Colliers International led our growth with strong increases in revenues and profits, particularly in the Americas, Asia and Central and Eastern Europe as we continued to strengthen the brand, increase margins and integrate world-wide operations. FirstService Residential Management once again delivered solid results to both the top and bottom lines completing several acquisitions and strengthening its position as North America's largest property manager. In Property Services, despite the challenges in the US economy, we achieved much better than expected growth in our FS Brands franchising operations while Field Assets, our property preservation and distressed asset management business, fell short as foreclosure volumes decreased versus the prior year," he added.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, providing a variety of services in commercial real estate, residential property management and property services. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, the third largest global player in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and Property Services, including Field Asset Services, one of America's largest property preservation and distressed asset management companies and FS Brands, one of North America's largest providers of property services through franchise networks.

FirstService generates over US$2.2 billion in annual revenues and has more than 20,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Fourth Quarter Results

Commercial Real Estate Services revenues totalled $300.4 million for the fourth quarter, up 12% relative to the prior year quarter. Revenue growth was comprised of 10% internal growth measured in local currencies, a 1% favourable impact from foreign currency translation and 1% growth from recent acquisitions. Internal growth was led by the Americas region, which had solid year over year growth in brokerage, property management and project management activity. Adjusted EBITDA was $29.2 million, up 75% from $16.8 million reported in the prior year quarter. The Adjusted EBITDA margin was 9.7%, up 340 basis points over the prior year period.

Residential Property Management revenues were $187.9 million for the fourth quarter, up 14% relative to the prior year quarter. Revenue growth was comprised of 5% internal growth from new property management contract wins and 9% from recent acquisitions. Adjusted EBITDA for the quarter was $12.1 million versus $11.5 million in the prior year period.

Property Services revenues totalled $106.6 million, down 11% from $119.6 million in the prior year period, primarily attributable to a decline in property preservation and distressed asset management volumes. Adjusted EBITDA for the fourth quarter was $9.7 million, versus $15.9 million in the prior year quarter, due to lower volumes and additional costs incurred on client engagements in the property preservation and distressed asset management operations.

Corporate costs were $6.9 million in the fourth quarter, relative to $7.9 million in the prior year period, attributable to lower performance-based executive compensation costs.

Segmented Full Year Results

Commercial Real Estate Services annual revenues for 2011 totalled $994.6 million, up 15% relative to the prior year. Revenue growth was comprised of 8% internal growth measured in local currencies, a 4% favourable impact from foreign currency translation and 3% growth from recent acquisitions. Adjusted EBITDA for 2011 was $51.9 million, up 31% from $39.5 million reported in the prior year. The Adjusted EBITDA margin increased 60 basis points relative to the prior year.

Full year Residential Property Management revenues were $760.5 million, up 15% relative to 2010. Property management client wins resulted in 6% internal growth. Recent acquisitions of operations in Vancouver, Toronto, Las Vegas and Minneapolis accounted for an additional 9% of revenue growth. Adjusted EBITDA was $62.3 million versus $59.1 million in the prior year, primarily attributable to the favourable impact of acquisitions.

Property Services revenues for the full year totalled $468.9 million, up 1% versus the prior year. Adjusted EBITDA for the year was $61.7 million, versus $68.2 million in the prior year, primarily due to lower volumes in the property preservation and distressed asset management operations as well as additional costs incurred on client engagements during the second half of the current year.

Corporate costs were $16.7 million for the full year, relative to $22.3 million in the prior year. The current year's results were impacted by a reduction in performance-based executive compensation.

Reversal of Deferred Income Tax Asset Valuation Allowance

During the fourth quarter, the Company completed a reorganization of operations in the United States, which met the criteria under GAAP to reverse an accumulated valuation allowance related to US operations, resulting in a reduction of income tax expense in the amount of $63.2 million, for an increase to net earnings of $1.80 per share. For the year ended December 31, 2011, the reversal resulted in a reduction of income tax expense of $49.7 million, for an increase to net earnings of $1.46 per share. Consistent with the Company's prior presentation of adjusted earnings measures, these amounts have been excluded from adjusted earnings per share.

Conference Call

FirstService will be holding a conference call on Wednesday, February 15, 2012 at 11:00 a.m. Eastern Time to discuss results for the fourth quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) reorganization charges. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2011	2010	2011	2010

Net earnings	$ 78,327	$ 12,223	$ 101,743	$ 47,900
Income tax	(56,329)	5,776	(26,807)	29,228
Other expense (income)	2,778	(741)	6,317	3,007
Interest expense, net	4,056	4,201	16,808	17,397
Operating earnings	28,832	21,459	98,061	97,532
Depreciation and amortization	12,718	12,646	50,926	47,886
Acquisition-related items	1,701	2,209	4,649	(871)
Stock-based compensation expense	349	682	2,335	2,761
Reorganization charge	885	--	5,590	--
Adjusted EBITDA	$ 44,485	$ 36,996	$ 161,561	$ 147,308

2. Reconciliation of net earnings (loss) attributable to common shareholders and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per common share:

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) impairment loss on equity investments; (vi) reorganization charges; and (viii) deferred income tax asset valuation allowances related to tax loss carry-forwards. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company's method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings (loss) per common share to adjusted net earnings per common share appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2011	2010	2011	2010

Net earnings (loss) attributable to common shareholders	$ 65,595	$ (3,675)	$ 64,139	$ 3,463
Non-controlling interest redemption increment	1,246	10,053	12,941	18,916
Acquisition-related items	1,701	2,209	4,649	(871)
Amortization of intangible assets	4,597	5,087	20,265	19,606
Stock-based compensation expense	349	682	2,335	2,761
Impairment loss on equity investment	3,092	--	3,092	--
Reorganization charge	885	--	5,590	--
Income tax on adjustments	(2,089)	(2,019)	(9,764)	(7,778)
Deferred income tax asset valuation allowance	(63,193)	(672)	(49,745)	12,590
Non-controlling interest on adjustments	3,630	(258)	1,850	153
Adjusted net earnings	$ 15,813	$ 11,407	$ 55,352	$ 48,840

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2011	2010	2011	2011

Diluted net earnings (loss) per common share	$ 2.01	$ (0.12)	$ 2.03	$ 0.11
Non-controlling interest redemption increment	0.04	0.33	0.42	0.62
Acquisition-related items	0.05	0.07	0.14	0.03
Amortization of intangible assets, net of tax	0.09	0.10	0.41	0.40
Stock-based compensation expense, net of tax	0.01	0.01	0.05	0.06
Impairment loss on equity investment	0.10	--	0.10	--
Reorganization charge, net of tax	0.02	--	0.12	--
Deferred income tax asset valuation allowance	(1.80)	(0.02)	(1.46)	0.39
Adjusted net earnings per common share	$ 0.52	$ 0.37	$ 1.81	$ 1.61

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)

	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2011	2010	2011	2010

Revenues	$ 594,893	$ 552,090	$ 2,224,171	$ 1,986,271

Cost of revenues	383,973	331,193	1,421,621	1,221,323
Selling, general and administrative expenses	167,669	184,583	648,914	620,401
Depreciation	8,121	7,559	30,661	28,280
Amortization of intangible assets	4,597	5,087	20,265	19,606
Acquisition-related items (1)	1,701	2,209	4,649	(871)
Operating earnings	28,832	21,459	98,061	97,532
Interest expense, net	4,056	4,201	16,808	17,397
Other expense (income)	2,778	(741)	6,317	3,007
Earnings before income tax	21,998	17,999	74,936	77,128
Income tax (2)	(56,329)	5,776	(26,807)	29,228
Net earnings	78,327	12,223	101,743	47,900
Non-controlling interest share of earnings	9,026	3,320	14,692	15,420
Non-controlling interest redemption increment	1,246	10,053	12,941	18,916
Net earnings (loss) attributable to Company	68,055	(1,150)	74,110	13,564
Preferred share dividends	2,460	2,525	9,971	10,101
Net earnings (loss) attributable to common shareholders	$ 65,595	$ (3,675)	$ 64,139	$ 3,463

Net earnings (loss) per common share

Basic	$ 2.19	$ (0.12)	$ 2.13	$ 0.12

Diluted (3)	$ 2.01	$ (0.12)	$ 2.03	$ 0.11

Adjusted diluted net earnings per common share (4)	$ 0.52	$ 0.37	$ 1.81	$ 1.61

Weighted average common shares (thousands)
Basic	29,941	30,266	30,094	30,081
Diluted (5)	30,298	30,669	30,551	30,367

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, settlements of contingent liabilities of acquired entities initially recognized at the acquisition date and transaction costs.
(2) Income tax expense for the three months ended December 31, 2011 includes a $63,193 reversal of valuation allowance related to deferred income tax assets (2010 -- $672 reversal); income tax expense for the year ended December 31, 2011 includes a $49,745 valuation allowance reversal (2010 -- $12,590 valuation allowance charge).
(3) The calculation of diluted net earnings per common share is impacted by the potentially dilutive effect of convertible debentures, which are convertible into common shares. For the three months ended December 31, 2011, the numerator of the calculation is increased by $901 (2010 - nil) and the denominator is increased by 2,750 shares (2010 - nil). For the year ended December 31, 2011, the numerator of the calculation is increased by $3,604 (2010 - nil) and the denominator is increased by 2,750 shares (2010 - nil).
(4) See definition and reconciliation above.
(5) Excluding the potentially dilutive effect of convertible debentures (see note 3 above).

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	December 31, 2011	December 31, 2010

Assets
Cash and cash equivalents	$ 97,799	$ 100,359
Restricted cash	4,493	4,337
Accounts receivable	286,019	262,654
Other current assets	45,366	39,387
Deferred income tax	16,527	12,893
Current assets	450,204	419,630
Other non-current assets	17,028	27,804
Deferred income tax	87,940	22,922
Fixed assets	94,150	86,134
Goodwill and intangible assets	584,396	573,051
Total assets	$ 1,233,718	$ 1,129,541

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 354,220	$ 346,157
Other current liabilities	23,657	26,498
Long-term debt - current	216,373	39,249
Current liabilities	594,250	411,904
Long-term debt - non-current	100,042	201,491
Convertible debentures	77,000	77,000
Other liabilities	39,243	32,365
Deferred income tax	38,160	33,175
Non-controlling interests	141,404	174,358
Shareholders' equity	243,619	199,248
Total liabilities and equity	$ 1,233,718	$ 1,129,541

Supplemental balance sheet information
Total debt	$ 393,415	$ 317,740
Total debt excluding convertible debentures	316,415	240,740
Total debt, net of cash	295,616	217,381
Total debt excluding convertible debentures, net of cash	218,616	140,381

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2011	2011	2011	2010

Cash provided by (used in)

Operating activities
Net earnings	$ 78,327	$ 12,223	$ 101,743	$ 47,900
Items not affecting cash:
Depreciation and amortization	12,718	12,646	50,926	47,886
Deferred income tax	(64,354)	(438)	(64,512)	(7,440)
Other	4,859	4,115	12,956	2,817
	31,550	28,546	101,113	91,163

Changes in operating assets and liabilities	26,012	26,078	(20,899)	23,888
Net cash provided by operating activities	57,562	54,624	80,214	115,051

Investing activities
Acquisition of businesses, net of cash acquired	(911)	(21,115)	(22,975)	(34,710)
Purchases of fixed assets	(13,360)	(9,303)	(37,400)	(32,460)
Other investing activities	2,322	(2,460)	1,529	1,045
Net cash used in investing activities	(11,949)	(32,878)	(58,846)	(66,125)

Financing activities
Increase in long-term debt, net	3,525	8,324	73,962	1,747
Purchases of non-controlling interests (net)	(20,161)	(18,617)	(55,607)	(38,210)
Dividends paid to preferred shareholders	(2,460)	(2,525)	(9,971)	(10,101)
Other financing activities	(4,885)	(1,946)	(30,639)	(4,486)
Net cash used in financing activities	(23,981)	(14,764)	(22,255)	(51,050)

Effect of exchange rate changes on cash	(1,517)	(1,517)	(1,673)	2,705

Increase (decrease) in cash and cash equivalents	20,115	5,465	(2,560)	581

Cash and cash equivalents, beginning of period	77,684	94,894	100,359	99,778

Cash and cash equivalents, end of period	$ 97,799	$ 100,359	$ 97,799	$ 100,359

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Property	Property
(unaudited)	Services	Management	Services	Corporate	Consolidated

Three months ended December 31
2011
Revenues	$ 300,367	$ 187,883	$ 106,577	$ 66	$ 594,893
Adjusted EBITDA	29,243	12,050	9,704	(6,861)	44,136
Stock-based compensation					349
					44,485
Operating earnings	20,400	8,943	6,359	(6,870)	28,832
2010
Revenues	$ 268,014	$ 164,431	$ 119,572	$ 73	$ 552,090
Adjusted EBITDA	16,759	11,545	15,883	(7,873)	36,314
Stock-based compensation					682
					36,996
Operating earnings	7,888	8,189	13,417	(8,035)	21,459

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated
Twelve months ended December 31
2011
Revenues	$ 994,579	$ 760,501	$ 468,903	$ 188	$ 2,224,171
Adjusted EBITDA	51,900	62,320	61,703	(16,697)	159,226
Stock-based compensation					2,335
					161,561
Operating earnings	22,379	47,202	45,421	(16,941)	98,061
2010
Revenues	$ 861,917	$ 662,033	$ 462,141	$ 180	$ 1,986,271
Adjusted EBITDA	39,485	59,119	68,215	(22,272)	144,547
Stock-based compensation					2,761
					147,308
Operating earnings	14,694	46,670	58,671	(22,503)	97,532
CONTACT: Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500